

FOR: **GOTTSCHALKS INC.**

CONTACT: Gregory Ambro
Executive Vice President, Chief Operating Officer
(559) 434-4800

Financial Dynamics:
Leigh Parrish, Stephanie Rich
(212) 850-5651, (212) 850-5706

DISTRIBUTION: NORTHERN CALIFORNIA NEWS LINE: SFGOT/ESFGOT

FOR RELEASE ON FRIDAY, NOVEMBER 21st, 2008 at 7:30 A.M. ET

GOTTSCHALKS AND EVERBRIGHT DEVELOPMENT OVERSEAS LTD. SIGN DEFINITIVE AGREEMENT FOR UP TO $30 MILLION INVESTMENT AND STRATEGIC BUSINESS PARTNERSHIP

FRESNO, CA -- November 21, 2008 -- Gottschalks Inc. (Pink Sheets: GOTT.PK) today announced that it has signed a definitive agreement for up to a $30 million investment in the Company by Everbright Development Overseas Ltd. ("Everbright"), a British Virgin Islands corporation, as well as a strategic business partnership to establish direct sourcing and consignment product sales at Gottschalks and launch a new wholesale business. Under the terms of the definitive agreement, in addition to Everbright's investment in the Company, Gottschalks will receive all of the issued and outstanding capital stock, trademarks, patents and licenses of Everbright Asia Limited ("Everbright Asia"), a British Virgin Islands corporation, and will establish a new wholesale business from which Gottschalks will receive all profits.

Under the terms of the definitive agreement, Everbright's investment will consist of a $15 million acquisition of newly-issued shares of Gottschalks common stock, a capital call of up to $15 million in the form of a capital contribution or loan that will be used for additional support to fund the Company's credit facility, the potential to acquire additional shares of Gottschalks common stock based upon a pre-tax income threshold, and warrants to acquire additional shares of Gottschalks common stock.

Jim Famalette, Chairman and Chief Executive Officer of Gottschalks, stated, "We are very pleased to have reached this definitive agreement with Everbright. At the closing of the transaction, the new investment will serve to strengthen our financial position. This strategic business partnership will enable us to leverage Everbright's international sourcing network to enhance our operations and also provide our customers with new quality products at very attractive price points. In addition, we would be able to launch and test an expanded merchandise assortment with very limited risk as select manufacturers utilize our stores to provide consignment products. Further, we expect this agreement will allow us to diversify our traditional business model with more direct business to business, and direct to consumer product sales from the network through our relationship with Everbright. Taken together, we anticipate our partnership with Everbright will support our long-term growth initiatives, allow the Company to diversify its business model, and have a positive impact on our results over time."

Mai Wong, Chairman of Everbright, stated, "We are pleased we have signed this definitive agreement to invest in, and partner with, Gottschalks to help them achieve their future growth plans. Over the years, the Company has established itself as a leader in offering the best brands and quality merchandise to customers in their markets and we look forward to utilizing their presence to provide many of our international manufacturers with an attractive entrance into the U.S. We are especially pleased to be able to leverage Gottschalks' business to expand our exclusive consumer membership program, which was developed by Everbright in China over the last eight years, and is a driving aspect behind Everbright's investment in Gottschalks. As Everbright and Gottschalks work to implement our many partnership initiatives, we hope to create opportunities to expand this program to consumers across the U.S. over time. We strongly believe this relationship will allow Gottschalks and Everbright to build on the complementary aspects of our businesses."

Under the terms of the definitive agreement, the strategic partnership will consist of additional business opportunities and enhancements as follows:

- **Direct Sourcing:** Gottschalks and Everbright will establish a direct sourcing program with a network of international manufacturers for a variety of high quality merchandise. As a result, Gottschalks will have the scale needed to access key overseas manufacturers and enhance its private label offerings.

- **Consignment Product Sales:** The Company and Everbright will work together with its network of overseas consumer goods manufacturers to establish consignment arrangements for specific merchandise categories to be sold in select Gottschalks stores. As a result, the Company will be able to expand its current merchandise assortment into new product categories and generate incremental revenue, without additional investment by Gottschalks. Everbright and the Company have begun discussions with potential international manufacturers that are expected to participate in the consignment arrangements over time. Upon completion of the transaction with Everbright, Gottschalks expects to test the consignment arrangement in select locations beginning in late spring 2009.

- **Everbright Asia:** As part of the proposed investment and strategic partnership, Gottschalks and Everbright will launch a new wholesale business, including a proposed internet platform to connect international manufacturers with businesses in the U.S. Everbright Asia will develop, operate and maintain a sourcing network of international manufacturers who, in return for payment of a periodic membership fee, will participate in the network for the purpose of exporting and selling manufactured products to businesses in the U.S. Gottschalks will own Everbright Asia and expects to generate additional revenue through this business model.

- **Consumer Membership Program:** Everbright expects to leverage Gottschalks' business to develop a novel consumer membership program that will connect U.S. consumers directly to international suppliers in an unprecedented manner. For a nominal annual fee, consumers will be connected to these suppliers through a new internet platform and personal shoppers, who will facilitate transactions between consumers and suppliers, acting as an agent on behalf of the consumer, ensuring the quality of each product and providing product support services.

Mr. Lin, Director of China Council for the Promotion of International Trade stated, "The China Council for the Promotion of International Trade (CCPIT) applauds the partnership between Everbright Overseas and Gottschalks. We expect their partnership will be conducive to further strengthening and growing bilateral business relations between the United States and China through a very methodical and strategic approach. CCPIT will support both organizations as they launch their joint plan and make direct purchases from China by ensuring solid back-up from the Chinese government and businesses."

Under the terms of the definitive agreement, and in relation to the strategic business partnership established between Gottschalks and Everbright, the investment in Gottschalks will be structured as follows:

- **Common Stock:** The investment anticipates the acquisition by Everbright of 40,000,000 shares of Gottschalks common stock, to be issued by the Company at a price of $1.80 per share, which will amount to approximately 75% of the Company's common stock then outstanding.

- **Capital Call:** The agreement requires Everbright to make cash contributions in the form of a capital contribution or a loan of up to $15 million, in increments of $5 million, dependent upon the borrowing availability under Gottschalks' credit facility.

- **Escrow Common Stock:** The Company plans to issue 29,444,444 shares of Gottschalks common stock at a price of $1.80 per share that will be deposited with an escrow agent and transferred to Everbright if, during any 12-month period beginning on or after the transaction closing date and ending on or before December 31, 2010, Everbright Asia generates $1.0 million in pre-tax income for Gottschalks. If Everbright Asia does not generate at least $1.0 million in pre-tax income in the designated period the common stock certificates will be cancelled.

- **Milestone Warrants:** The proposed investment also includes the issuance by the Company of warrants permitting Everbright to acquire up to 60 million shares of Gottschalks common stock upon payment by Everbright of $120 million in cash or, subject to certain valuation requirements, transfer to the Company of certain of Everbright's real estate assets. The warrants will be exercisable at any time during the three-year period following the closing of the investment, subject to shares of Gottschalks common stock trading at or above $8.00 per share over any 60 consecutive trading-day period and the achievement of certain performance thresholds by the newly-added sourcing, consignment and online platform businesses described below.

- **Additional Warrants:** Finally, the investment contemplates the issuance of warrants to Everbright to acquire potentially an additional 30 million shares of Gottschalks common stock at an exercise price of $20.00 per share, payable in cash, and exercisable at any time during the four-year period following the closing of the initial investment.

The proposed investment and strategic partnership with Everbright remains subject to customary closing conditions, including approval by the Company's stockholders at a special meeting called for that purpose and the receipt of certain required third party consents, including credit facility lenders, as well as a diligence review period expiring on December 15, 2008.

Financo and O'Melveny & Myers are acting as financial and legal advisors, respectively, to the Company. Broadpoint Capital and Greenberg Traurig are acting as financial and legal advisors, respectively, to Everbright in connection with this transaction.

About Gottschalks

Gottschalks is a regional department store chain, currently operating 59 department stores and three specialty apparel stores in six western states, including California (38), Washington (7), Alaska (5), Oregon (5), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

About Everbright Development Overseas Ltd.

Everbright is engaged in the business of providing trade facilitation, credit and logistical support to manufacturers and merchants engaged in international trade between the People's Republic of China and the U.S. Everbright was founded by Guangying Wong and is controlled by his family. Mr. Wong's daughter, Mai Wong, has served as Chairman of Everbright since its inception. In the early 1970's, Mr. Wong served as a member of the PRC's economic growth council, responsible for the development and management of a government-backed international trade consortium comprised of business and government leaders in the areas of international finance, transportation, logistics and communications. From 1991 to 2003, Mr. Wong served as Vice Chairman of the People's Assembly of the PRC. Mr. Wong's responsibilities as Vice Chairman included the institution of an international trade legal system predicated on the outcomes that were developed during his tenure managing the international trade consortium.

Note to Investors

The Company will file a proxy statement and other documents regarding the proposed transaction described in this release with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement when it becomes available, because it will contain important information about the Company, Everbright and the proposed transaction. A definitive proxy statement will be sent to security holders of the Company seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement (when available) and other documents filed by the Company with the SEC at the SEC's website at www.sec.gov. The definitive proxy statement and other relevant documents may also be obtained free of cost by directing a request to the Company at 7 River Park Place East, Fresno, California 93720, Attention: Daniel T. Warzenski, Vice President, Chief Financial Officer (telephone 559-434-4800).

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Gottschalks in connection with the proposed transaction described in this release. Information about the Company and its directors and officers can be found in the Company's Proxy Statement and Annual Report on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement when it becomes available.

Business Risks and Forward Looking Statements
This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to negotiate acceptable definitive agreements governing the proposed transaction described in this release and to thereafter successfully consummate such transaction, meet debt obligations and adhere to the restrictions and covenants imposed under the Company's various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

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